FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2009

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



TEVA PHARMACEUTICAL INDUSTRIES LTD.

www.tevapharm.com

Contact: Elana Holzman   Teva Pharmaceutical Industries Ltd.   +972 (3) 926 7554
            Kevin Mannix   Teva North America   +1 (215) 591 8912

TEVA PROVIDES UPDATE ON GENERIC EVISTA® LITIGATION

Jerusalem, Israel, September 24, 2009 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. District Court for the Southern District of Indiana has issued a decision invalidating two patents listed in the FDA's Orange Book for Eli Lilly's Evista® (raloxifene hydrochloride) Tablets in litigation concerning Teva's abbreviated new drug application to market a generic version. The court found these patents to be invalid for lack of written description.

In the same opinion, the Court rejected Teva's challenges to four earlier expiring patents, which claim the use of raloxifene for the prevention or treatment of osteoporosis and the dosages of raloxifene for such treatment, and found that Teva's generic raloxifene tablets infringe those other patents. Based on this ruling, the Court enjoined Teva from commencing the commercial launch of generic raloxifene hydrochloride tablets prior to the expiration date of those patents.

Teva plans to appeal the decision, which if affirmed, would prevent Teva from launching its product until March 2, 2014.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world's leading generic pharmaceutical company. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.

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TEVA PHARMACEUTICAL INDUSTRIES LTD.

Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Eyal Desheh
                              Name: Eyal Desheh
                              Title: Chief Financial Officer

Date September 24, 2009